UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-3A-2

Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935

To Be Filed Annually Prior to March 1

NUI CORPORATION

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility  Holding Company Act of 1935, and submits the following information:

1.   Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale Generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

     A.  NUI Corporation ("NUI"), a New Jersey Corporation, was organized as a holding company on March, 1 2001, and has its principal executive offices at 550 Route 202-206, Box 760, Bedminster, New Jersey 07921-0760. The following companies are subsidiaries of NUI Corporation as defined by Section 2(a):

     B.  Utility Subsidiary

     NUI Utilities, Inc. (100% owned) - Organized as a subsidiary company for regulated utility operations. Incorporated in New Jersey. Headquartered in Bedminster, New Jersey. NUI Utilities, Inc. has the following operating divisions:

          i.   Elizabethtown Gas - Provides gas service to customers in central and northwest New Jersey.

         ii.   City Gas Company of Florida - Provides gas service to customers in south and central Florida.

        iii.    Elkton Gas - Provides gas service to customers in Maryland.

        iv.   Valley Cities Gas - Provides gas service to customers in Pennsylvania. (Sold
               November 7, 2002)

        v.    Waverly Gas - Provides gas service to customers in New York.  (Sold
               November 7, 2002)

    C.   Nonregulated Business Subsidiaries

    NUI Capital Corp. (100% owned) - Organized as a subsidiary company for nonregulated business subsidiaries. Incorporated in Florida. Headquartered in Bedminster, New Jersey.

           i.    NUI Energy, Inc. (100% owned by NUI Capital Corp.) - Organized to market energy services to retail commercial and industrial customers. Incorporated in Delaware. Headquartered in Bedminster, New Jersey.

         ii.   NUI Energy Brokers, Inc. (100% owned by NUI Capital Corp.) - Organized to provide wholesale energy trading and related services to other utilities and energy marketing companies. Incorporated in Delaware. Headquartered in Bedminster, New Jersey.

         iii.  Utility Business Services, Inc. (100% owned by NUI Capital Corp.) - Organized to provide billing and customer information systems and services to investor-owned and municipal utilities and third-party energy providers.  Incorporated in New Jersey. Headquartered in Union, New Jersey.

       iv.   NUI Environmental Group, Inc. (100% owned by NUI Capital Corp.) - Organized to develop a solution to the decreasing accessibility of the New York/New Jersey harbor to international commercial shipping. Objective expected to be achieved by constructing a publicly-financed sediment processing facility. Incorporated in New Jersey. Headquartered in Union, New Jersey. (Sold September 3, 2003)

        v.   NUI Energy Solutions, Inc. (100% owned by NUI Capital Corp.) - Organized to provide energy management and consulting services to existing and new customers.  Incorporated in Delaware.  Headquartered in Bedminster, New Jersey.

       vi.   NUI Telecom, Inc. (100% owned by NUI Capital Corp.) - Organized to provide telecommunications products and services, including local, long distance, cellular, internet and computer services. Incorporated in New Jersey. Headquartered in Bedminster, New Jersey.  (Sold December 12, 2003)

      vii.   NUI International, Inc. (100% owned by NUI Capital Corp.) - Organized to explore international business opportunities. Incorporated in Delaware.  Headquartered in Bedminster, New Jersey.

     viii.  NUI Sales Management, Inc. (100% owned by NUI Capital Corp.) - Organized to hold NUI Sales Management, Inc.'s interest in TIC Enterprises, LLC. Incorporated in Delaware.  Headquartered in Bedminster, New Jersey.

             a.  TIC Enterprises, LLC (100% owned by NUI Sales Management, Inc.) - Organized to recruit, train, and manage sales professionals and serve as a sales and marketing representative for various businesses. Incorporated in Delaware. Headquartered in Bedminster, New Jersey.

       ix.   NUI Service, Inc. (100% owned by NUI Capital Corp.) - Organized to provide appliance repair services.  Incorporated in New Jersey.  Headquartered in Bedminster, New Jersey.

       x.    NUI Hungary, Inc. (100% owned by NUI Capital Corp.) - Organized to develop markets in Hungary.  Incorporated in Delaware.  Headquartered in Bedminster, New Jersey.

      xi.     NUI Ukraine, Inc. (100% owned by NUI Capital Corp.) - Organized on develop markets in Ukraine.  Incorporated in Delaware.  Headquartered in Bedminster, New Jersey

   Virginia Gas Company (100% owned) - Organized to provide pipeline operation, natural gas storage, marketing and distribution services; natural gas exploration, production and well operations principally in the Commonwealth of Virginia.  Incorporated in Delaware, Headquartered in Abingdon, Virginia

  NUI Saltville Storage, Inc. (100% owned) - Organized to hold NUI Saltville Storage, Inc.'s interest in Saltville Gas Storage Company, LLC.  Incorporated in Delaware.  Headquartered in Bedminster, New Jersey

        i.  Saltville Gas Storage Company, LLC (NUI Saltville Storage is a 50% member) - Organized to develop gas storage facilities.  A Virginia LLC.  Headquartered in Abingdon, Virginia

  NUI Storage, Inc. (100% owned) - Organized to develop gas storage facilities.  Incorporated in Delaware.  Headquartered in Bedminster, New Jersey.

       i.  NUI Richton Storage, Inc.(100% owned by NUI Storage, Inc.) Organized as sole member of Richton Gas Storage Company, LLC.  Incorporated in Delaware.  Headquartered in Bedminster, New Jersey

            a. Richton Gas Storage Company, LLC (NUI Richton Storage, Inc. is sole member).  Organized to develop salt dome gas storage facility.  A Delaware LLC.  Headquartered in Bedminster, New Jersey

2.         A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties, which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

    A.  NUI Corporation is the holding company for NUI Utilities, Inc. NUI Corporation owns no physical utility property.

NUI Utilities, Inc. is the subsidiary company for regulated utility operations. NUI Utilities, Inc. distributes natural gas in five states through its divisions and serves approximately 374,000 customers. Transcontinental Gas Pipe Line Corporation provides liquefied natural gas storage service up to a total volume of 150,987 Mcf of natural gas. NUI Utilities, Inc. also has a liquefied natural gas storage and vaporization facility in New Jersey to handle peak gas demand. The highest peak-day delivery was 457,550 MMBtus on January 27, 2003.

Natural gas was distributed through 6,141 miles of steel, cast iron and plastic gas mains of which 2,956 miles are located in New Jersey, 3,122 miles in Florida, and 79 miles in Maryland.

3.         The following information, along with additional data, provides the natural gas data for NUI Utilities, Inc. for the year ended September 30, 2003.

           (a)        Number of Mcf of natural gas distributed at retail:

                                81,804,000

          (b)        Number of Mcf of natural gas distributed at retail outside of the state of incorporation:

                               11,191,000

         (c)        Number of Mcf of natural gas sold at wholesale outside of the state of incorporation:

                               0; No wholesale sales.

                    Number of Mcf of natural gas sold at wholesale outside of the state of incorporation excludes the following sales for resale transactions originating within the State of New Jersey to purchasers outside of the state:

                              0; Not applicable

        (d)       Number of Mcf of natural gas purchased outside of the state of incorporation or at the state line:

                             62,370,000 Mcf

      (e)       Additional Data:

                (i)         Natural Gas Operating Revenues (000's):

New Jersey	83%	$411,791
Outside of New Jersey	17%	84,129
Total	100%	$495,920

               (ii)        Total Average Natural Gas Customers:

New Jersey	70%	260,386
Outside of New Jersey	30%	113,265
Total	100%	373,651

              (iii)       Net Utility Plant - Gas (000's):

New Jersey	75%	$408,543
Outside of New Jersey	25%	137,940
Total	100%	$546,503

4.     The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company.

       (a)        Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

      (b)        Name of each system company that holds an interest in such EWG or foreign utility company and description of the interest held.

     (c)        Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

    (d)        Capitalization and earnings of the EWG or foreign utility company during the reporting period.

    (e)        Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                                                         NONE.

EXHIBIT A

A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

To be filed by amendment when available.

EXHIBIT B

An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

Not applicable.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 2004.
NUI Corporation

By: /s/ STEVEN D. OVERLY
Name: Steven D. Overly
Title: Vice President & General Counsel

Corporate Seal

Attest:

By: /S/ CAROL A. SLIKER
Name: Carol A. Silker
Title: Assistant Secretary

 All notices and correspondence concerning this statement should be addressed to:

Steven D. Overly
General Counsel and Secretary
NUI Corporation
550 Route 202-206
Box 760
Bedminster, N.J. 07921-0760